Exhibit 99.10
 THE COMPANY HAS REQUESTED AN ORDER FROM THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) PURSUANT TO RULE 24B-2 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, GRANTING CONFIDENTIAL TREATMENT OF SELECTED PORTIONS OF THIS EXHIBIT. ACCORDINGLY, THE CONFIDENTIAL PORTIONS HAVE BEEN OMITTED FROM THIS EXHIBIT AND HAVE BEEN FILED SEPARATELY WITH THE COMMISSION. OMITTED PORTIONS ARE INDICATED BY “[**REDACTED**]”.
THIS FIRST AMENDING AGREEMENT made as of the ___ day of August, 2012

B E T W E E N:
SEARS CANADA INC., as Borrower

and

THE LENDERS NAMED HEREIN

and

THE L/C ISSUING BANK NAMED HEREIN

and

WELLS FARGO CAPITAL FINANCE CORPORATION CANADA
as Administrative Agent, Co-Collateral Agent and Swingline Lender

and

GE CANADA FINANCE HOLDING COMPANY
as Co-Collateral Agent and Documentation Agent

WHEREAS Sears Canada Inc., as borrower (the “Borrower”), the banks, financial institutions and other institutional lenders listed on the signature pages hereto (the “Lenders”), the L/C Issuing Bank party hereto, Wells Fargo Capital Finance Corporation Canada, as administrative agent (the “Agent”), co-collateral agent and Swingline Lender, GE Canada Finance Holding Company, as co-collateral agent, CIBC Asset-Based Lending Inc. and Bank of Montreal, as co-syndication agents, GE Canada Finance Holding Company, as documentation agent, and Wells Fargo Capital Finance Corporation Canada, GE Capital Markets (Canada) Limited, GE Capital Markets, Inc., CIBC Asset-Based lending Inc. and BMO Capital Markets, as joint lead arrangers and bookrunners, entered into that certain credit agreement dated as of September 10, 2010 (the “Credit Agreement”) pursuant to which certain credit facilities were established in favour of the Borrower;
AND WHEREAS the Borrower has advised the Co-Collateral Agents that its defined benefit Canadian Pension Plans have an estimated wind-up deficit of approximately CAN$[**REDACTED**] as at December 31, 2010, but that the Borrower has made all of the contributions that it is obligated to make to Pension Plans under applicable law to the date hereof and that it has no intention to wind-up such Canadian Pension Plans;

AND WHEREAS certain of the Co-Collateral Agents advised the Borrower of their intent to impose an Availability Reserve with respect to the Pension Wind-up Deficit;
AND WHEREAS, the Borrower has requested an accommodation from the Co-Collateral Agents and the Lenders by way of amendments to the Credit Agreement on the terms and conditions set forth herein.
NOW THEREFORE THIS AMENDING AGREEMENT WITNESSES THAT in consideration of the covenants and agreements contained herein and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:
Section 1General

In this Amending Agreement (including the recitals) unless otherwise defined or the context otherwise requires, all capitalized terms shall have the respective meanings specified in the Credit Agreement, as amended hereby.
Section 2To be Read with Credit Agreement

This Amending Agreement is an amendment to the Credit Agreement. Unless the context of this Amending Agreement otherwise requires, the Credit Agreement and this Amending Agreement shall be read together and shall have effect as if the provisions of the Credit Agreement and this Amending Agreement were contained in one agreement. The term “Agreement” when used in the Credit Agreement means the Credit Agreement and the schedules thereto, as previously amended and as amended by this Amending Agreement and as may be further amended, revised, replaced, supplemented or restated from time to time.
Section 3Headings

The division of this Amending Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Amending Agreement. The terms “this Amending Agreement”, “hereof”, “hereunder” and similar expressions refer to this Amending Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless otherwise specified, references herein to Articles and Sections are to Articles and Sections of this Amending Agreement.
Section 4Number

Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa.
Section 5Amendments

5.1    Definitions.

Section 1.01 of the Credit Agreement is amended by adding the following definitions to thereto in alphabetical order.

“Actuarial Report” means the actuarial report required to be filed by the Borrower under the Pension Benefits Act (Ontario), or such other pension standards laws as may from time to time apply, with respect to the defined benefit provisions of its Canadian Pension Plans or such other report of the Borrower's actuaries as may be approved by the Co-Collateral Agents.
“First Amending Agreement” means the first amending agreement dated as of ___, 2012 between the Borrower, the Agent, the Co-Collateral Agents, the Lenders and the LC Issuing Bank, providing for certain amendments to the Credit Agreement as set out therein.
“Mortgage” means any deed of trust, mortgage, fixed charge, debenture, immoveable hypothec or other document creating a Lien on real property or any interest in real property.
“Net Real Estate Value” means the (i) value of the Qualifying Real Estate as set out in the most recent appraisal delivered to the Co-Collateral Agents, less (ii) the amount of any Debt secured by a Lien on such Qualifying Real Estate ranking in priority to the Liens granted to the Agent therein.
“Pension Wind-up Deficit” means the deficit that would arise upon the termination and wind-up of all of the defined benefit provisions of all Canadian Pension Plans of the Group Members.
“Qualifying Real Estate” means real property to which a Loan Party has good and marketable title , acceptable to each of the Co-Collateral Agents, with respect to which (a) the Agent has been granted a legal, valid, binding and perfected Mortgage securing the Obligations on terms reasonably satisfactory to the Co-Collateral Agents, (b) the Agent has been issued a lender's title insurance policy reasonably satisfactory to it and the Co-Collateral Agents, (c) the Borrower maintains the insurance and has otherwise complied with Section 6.01(c) of the Credit Agreement (d) ALTA-equivalent surveys, appraisals and environmental reports in each case reasonably satisfactory to Co-Collateral Agents have been delivered to the Co-Collateral Agents, and (d) reasonably satisfactory property condition assessments have been delivered to the Co-Collateral Agents.
“Wind-up Reserve” means a reserve in an amount equal to (i) the Pension Wind-up Deficit, less (ii) the lesser of (a) [**REDACTED**] % of the Net Real Estate Value and (b) CAN$[**REDACTED**].
“Wind-up Reserve Period” means the period (i) commencing on the date on which Excess Availability is or, after giving effect to an Extension of Credit requested by the Borrower as on such date, would be less than the sum of (a) the Pension Wind-up Deficit plus (b) CAN$[**REDACTED**] and (ii) ending on the date on which Excess Availability has been more than the sum of (a) the Pension Wind-up Deficit plus (b) CAN$[**REDACTED**] for 30 consecutive days.”
5.2    Wind-up Reserve.

Article II of the Credit Agreement is amended by adding the following section to the end thereof:

“SECTION 2.20 Wind-up Reserve

(a)Unless otherwise agreed in writing by each Co-Collateral Agent in its sole discretion, during the Wind-up Reserve Period, the Wind-up Reserve will be included as an Availability Reserve without any prior notice, grace period or other condition or formality, in addition to any other Availability Reserves then in effect or thereafter imposed by the Agent or a Co-Collateral Agent from time to time in accordance with the terms of this Agreement, it being understood that the Wind-up Reserve does not limit the rights of the Co-Collateral Agents to impose Availability Reserves in respect of the Qualifying Real Estate in the exercise of their Permitted Discretion if at any time the Co-Collateral Agents determine that there is any increase in the risk to the effectiveness, validity or enforceability of the security over the Qualifying Real Estate. Without limitation to the foregoing, no Reserve Notice Period shall be required prior to the Wind-up Reserve being effective.

(b)For the avoidance of doubt, neither the Wind-up Reserve, nor the termination thereof upon termination in accordance with Section 2.20(g) below shall limit the rights of the Agent to impose any Availability Reserves in accordance with terms hereof or of either Co-Collateral Agents to impose any Availability Reserves in accordance with terms of the Co-Collateral Agents Rights Letter, including, but not limited to, Availability Reserves in respect of current service pension payments or other pension payments to the extent permitted hereunder.

(c)The Borrower shall deliver to the Agent an Actuarial Report in respect of each Canadian Pension Plan with a defined benefit provision as at the end of each calendar year by no later than the date which is 90 days following such year end or such longer period as the Co-Collateral Agents may agree in their sole discretion. For the purposes of determining the Wind-up Reserve, the amount of the Pension Wind-up Deficit will be equal to the Pension Wind-up Deficit reflected in the most recent Actuarial Reports delivered to the Co-Collateral Agents pursuant to this Section 2.20, provided that until delivery of the first Actuarial Report for the calendar year ending December 31, 2012, the amount of the Pension Windup Deficit will be CAN$[**REDACTED**]. The Borrower shall also deliver to the Co-Collateral Agents such other reports as the Borrower may receive from time to time from its actuaries with respect to the calculation of the Pension Wind-up Deficit.

(d)Notwithstanding Section 2.20(a), if it is made clear by an act of the legislature in Ontario that pension wind-up deficit liabilities pursuant to section 75(1)(b) of the Pension Benefits Act (Ontario) do not benefit from a deemed trust over, or otherwise do not generally rank in priority to secured claims (regardless of any insolvency proceedings) in respect of, any of the Collateral of the applicable Loan Party or the proceeds thereof, then the amount of the Pension Wind-up Deficit for the purposes of determining the Wind-up Reserve shall be reduced by a proportionate amount thereof attributable to the Ontario participants in the defined benefit provisions of the Canadian Pension Plans governed by the laws of Ontario determined in the Agent's Permitted Discretion.

(e)Qualifying Real Estate will be subject to updated additional appraisals at the Borrower's expense at the request of the Agent or a Co-Collateral Agent; provided that such appraisals shall be limited to one per year so long as no Event of Default has occurred and is continuing.

(f)In connection with a Disposition of Qualifying Real Estate otherwise permitted hereunder, the Agent shall, as soon as reasonably practicable and in any event within 10 Business Days following receipt of written notice from request of the Borrower, release from the Mortgages granted to the Agent, one or more parcels of Qualifying Real Estate, provided that after giving effect to such release the Total Extensions of Credit shall not exceed the Borrowing Base (giving effect to the Wind-up Reserve determined after the release of such Qualifying Real Estate and any other applicable Availability Reserve). The Agent shall, at the Borrower's expense, execute such release, discharges or other documentation as may be requested by the borrower to effect the forgoing.

(g)If it is determined by the Supreme Court of Canada in the Indalex case (or otherwise) that pension wind-up deficit liabilities pursuant to section 75(1)(b) of the Pension Benefits Act (Ontario) do not benefit from a deemed trust over, or otherwise do not generally rank in priority to secured claims (regardless of any insolvency proceedings) in respect of, any of the Collateral of the applicable Credit Party or the proceeds thereof, then (i) the Wind-up Reserve shall be terminated, (ii) all Mortgages on Qualifying Real Estate will be released and (iii) all amendments to this Agreement provided for in the First Amending Agreement will cease to be in effect and the original terms of this Agreement as in effect immediately prior to the First Amending Agreement (but as this Agreement may have otherwise been amended to such date) will govern.

(h)Each Co-Collateral Agent, may, at the Borrower's expense, request that its counsel provide it with legal advice as to whether the conditions in Sections 2.20 (d or (g) have been satisfied.”

5.3    Covenants

(1) Section 6.01(j) is amended by inserting the following after clause after clause (vi) thereof and renumbering the remaining clauses in such section accordingly:
“(vii) with written notice promptly following the occurrence of any of the following, (A) any Environmental Action with respect to Qualifying Real Estate , (B) any breach of Environmental Law occurring on Qualifying Real Estate, (C) any Lien on Qualifying Real Estate by a Governmental Authority, or (D) any release of Hazardous Materials or other condition on Qualifying Real Estate, which in each case which has, or could reasonably be expected to result in, Environmental Liability in excess of $150,000.”

(2) Section 6.01 is amended by inserting the following clause at the at the end thereof:
“(u) Environmental Reports. In addition to the Agent's rights under Sections 6.01(e) and (k), permit the Agent or either Co-Collateral Agent or their respective agents or representatives to have access to any Qualifying Real Estate to conduct environmental assessments (to the satisfaction of the Agent or Co-Collateral Agent, as applicable), at the Borrower's expense following the receipt of a notice under Section 6.01(j)(vii) or following the occurrence of an Event of Default which is continuing.”
Section 6Representations and Warranties

In order to induce the Agent and the Lenders to enter into this Amending Agreement, the Borrower represents and warrants to the Agent and to the Lenders as follows:

(a)
the representations and warranties made by each Loan Party in or pursuant to the Loan Documents are true and correct on and as of the date hereof in all material respects, except to the extent that (A) such representations or warranties are qualified by a materiality standard, in which case they shall be true and correct in all respects, (B) such representations or warranties expressly relate to an earlier date (in which case such representations and warranties were true and correct in all material respects as of such earlier date), and (C) such representations and warranties relate to Section 5.01(f) of the Credit Agreement, in which case the representation and warranty shall be limited to clause (c) of the definition of “Material Adverse Effect”;

(b)
all necessary corporate, company or partnership action has been taken to authorize the execution, delivery and performance of this Amending Agreement by the applicable Loan Parties and each has duly executed and delivered this Amending Agreement;

(c)
this Amending Agreement is a legal, valid and binding obligation of each of the applicable Loan Parties enforceable against them in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and by principles of equity);

(d)	as of the date hereof and after giving effect to this Amending Agreement, no Event of Default or Default under the Credit Agreement exists.

Section 7Conditions Precedent

This Amending Agreement shall be subject to and conditional upon the following conditions precedent being satisfied:

(e)	execution and delivery of this Amending Agreement by the Loan Parties, the Agent, the Co-Collateral Agents and the Required Lenders; and

(f)	payment of fees and expenses incurred and due under Section 8 as at the date hereof.

Section 8Expenses

The Borrower agrees to pay all reasonable, documented out-of-pocket expenses of each Co-Collateral Agent incurred in connection with this amendment, including but not limited to, diligence, preparation, negotiation, execution, documentation and enforcement of the amendment and the Credit Agreement and all legal fees related thereto and the cost of appraisals, surveys, property condition assessments in respect of Qualifying Real Estate.
Section 9Continuance of Credit Agreement and Security

The Credit Agreement and Loan Documents, except as expressly amended by this Amending Agreement, shall be and continue in full force and effect and are hereby confirmed and the rights and obligations of all parties thereunder shall not be affected or prejudiced in any manner except as specifically provided for herein.
Section 10No Waiver

The Borrower acknowledges and confirms that none of the terms contained in this Amending Agreement shall operate or be construed as a waiver of any of the provisions of the Loan Documents or any Default or Event of Default existing on or prior to the date hereof or any future Default or Event of Default.
Section 11Liability and Continuing Security of Guarantors.

Corbeil (the “Guarantor”) hereby ratifies and confirms, as applicable, the validity and enforceability of, and its obligations under, each of the Loan Documents to which it is a party (as any such Loan Documents may be amended from time to time) including, without limitation, the Guarantee and Collateral Agreement dated as of September 10, 2010, and that such Guarantee and Collateral Agreement continues to guarantee the Guarantor Obligations (as such term is defined in the Guarantee and Collateral Agreement) and any Lien granted under any Loan Document continues to secure the Obligations (as defined in the Guarantee and Collateral Agreement) of Corbeil. For the avoidance of doubt, the Guarantor is signing this Amending Agreement solely for purposes of this Section 11.

Section 12Counterparts

This Amending Agreement may be executed in any number of separate counterparts, each of which shall be deemed an original and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

Section 13 Governing Law

This Amending Agreement shall be construed and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

[Signature Page to Follow]

IN WITNESS WHEREOF the parties hereto have executed this Amending Agreement as of the day and year first above written.
SEARS CANADA INC., as Borrower

By:     /s/ Sharon Driscoll
__________________________________
Name: Sharon Driscoll
Title:     SVP and CFO

CORBEIL ÉLECTRIQUE INC., as Guarantor

By:     /s/ Sharon Driscoll
___________________________________
Name: Sharon Driscoll
Title:

IN WITNESS WHEREOF the parties hereto have executed this Amending Agreement as of the day and year first above written.

WELLS FARGO CAPITAL FINANCE CORPORATION CANADA, as Agent, Co-Collateral Agent, a Lender and Swingline Lender

By:     /s/ Raymond Eghobamien
_________________________________
Name: Raymond Eghbamien
Title:     Vice President

IN WITNESS WHEREOF the parties hereto have executed this Amending Agreement as of the day and year first above written.
GE CANADA FINANCE HOLDING COMPANY, as Co-Collateral Agent, Documentation Agent, and as a Lender

By: /s/ Italo Fortino
_____________________________________
Name: Italo Fortino
Title: Its Duly Authorized Signatory

IN WITNESS WHEREOF the parties hereto have executed this Amending Agreement as of the day and year first above written.

THE TORONTO-DOMINION BANK, as a Lender

By: _____________________________________
Name:
Title:

IN WITNESS WHEREOF the parties hereto have executed this Amending Agreement as of the day and year first above written.

ROYAL BANK OF CANADA, as a Lender

By:     __________________________________
Name:
Title:

By:     __________________________________
Name:
Title:

IN WITNESS WHEREOF the parties hereto have executed this Amending Agreement as of the day and year first above written.

DEUTSCHE BANK AG, CANADA BRANCH, as a Lender

By:     __________________________________
Name:
Title:

By:     __________________________________
Name:
Title:

IN WITNESS WHEREOF the parties hereto have executed this Amending Agreement as of the day and year first above written.

BANK OF AMERICA, N.A., CANADA BRANCH, as a Lender

By:     __________________________________
Name:
Title:

IN WITNESS WHEREOF the parties hereto have executed this Amending Agreement as of the day and year first above written.

CIBC ASSET-BASED LENDING INC., as Co-Syndication Agent and as a Lender

By:     __________________________________
Name:
Title:

IN WITNESS WHEREOF the parties hereto have executed this Amending Agreement as of the day and year first above written.

BANK OF MONTREAL, as Co-Syndication Agent and as a Lender

By:     /s/ Sean P. Gallaway
__________________________________
Name: Sean P. Gallaway
Title:     Vice President